UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 21, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 21, 2023, regarding the Change in Management (Finance).

Istanbul, February 21, 2023

Announcement Regarding the Change in Management (Finance)

Mr. Kamil Kalyon, Financial Planning and Analysis Director at our Company, will also serve as the acting Executive Vice President of Finance in addition to his current role effective as of March 1, 2023.

Kamil Kalyon began his professional career at the Ernst & Young Turkey (EY) Tax department in 1996. During his twelve-year career at EY, he took part in many strategic projects, ultimately holding the position of Senior Manager. Between 2008 and 2012, he worked as the Finance Director in Kont Bilişim Group operating in the information technologies sector. He entered OMV Petrol Ofisi A.Ş. as Tax Director in 2012 where he remained for four years. Kamil Kalyon joined Turkcell İletişim Hizmetleri A.Ş. as Tax and Group Reporting Director in December 2016 and has been working as the Financial Planning and Analysis Director at our Company since February 2021.

Kamil Kalyon graduated from the Marmara University Department of Business Administration, and holds the titles of Sworn-in Certified Financial Advisor and Independent Auditor.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 21, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 21, 2023	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer